Mail Stop 7010
      August 25, 2006


via U.S. Mail

Mr. Randy Moeder
President and Chief Executive Officer
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

      Re:	Hiland Holdings GP, LP
      	Amendment No. 2 to Form S-1
      	Filed August 11, 2006
      	File No. 333-134491
      	Response letter dated August 11, 2006

Dear Mr. Moeder:

      We have reviewed your filing and have the following comments.
Our page references are to the blacklined version to the S-1. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	In regard to your response to our comment letter dated July
26,
2006 on your Request for Confidential Treatment for certain information contained in certain exhibits to the S-1, we have responded in a separate communication.






General
1. We note your response to our prior comment 1. We reissue this comment in regard to the underwriting agreement and tax opinion that still need to be filed.

Prospectus Summary

Our Formation, Structure and Management, page 4
2. We note your response and revisions to prior comment 2 and reissue it in part. We note that you say in the first bullet in this section that the general partner will "manage" the operations of Hiland Holdings. Please add a brief statement that describes the control that the Mr. Hamm will have over Hiland Holdings and its general partner. Specifically, please state that since Mr. Hamm will indirectly own 94% of the membership interests of the general partner, he will be able to elect, remove and replace all of the directors and officers of the general partner. Please also state that the general partner may only be removed by the vote of the holders of not less than 66 2/3% of the outstanding units, and that the indirect ownership of more than 33% of the outstanding units by
Mr. Hamm gives him the practical ability to prevent its removal. Finally, please state that this control over Hiland Holdings gives Mr. Hamm control of Hiland Partners.

Summary Historical and Pro Forma Financial and Operating Data,
page
24
3. We note your response to prior comment two in which you state, "The cash generated by Hiland Partners is not in fact reduced by minority interest." Additionally, we note that cash provided by financing activities includes "minority interest cash distribution to unit holders of subsidiaries" which appears to be cash distributions to minority interest holders. The historical payment of cash to minority interest holders appears to reduce cash available for interest payments and distributions to your unit holders. We understand you may consider cash paid to minority interest holders as a financing activity, however, the relationship between minority interest expense and the cash payment of the same seems inseparable for investors evaluating this non-GAAP measure. Accordingly, we continue to be unable to agree with your conclusion that your disclosure of EBITDA before minority interest satisfactorily complies with the provisions of Item 10(e) of Regulation S-K.







Use of Proceeds, page 53
4. Please specifically identify the contributing parties to whom you will distribute the proceeds of the offering. Please also disclose the specific amount to be distributed to each such party. Please include similar disclosure in the summary section.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Liquidity and Capital Resources
Hiland Holdings GP, LP Credit Facility, page 100
5. Please file the credit facility as an exhibit.

Management

Hiland Holdings GP,  LP

Directors and Officers of Hiland Partners GP Holdings, LLC, page
133
6. Please provide the dates for the various activities of Messers. Greenwood and Doherty listed in their biographies. Specifically, please say when Mr. Greenwood founded Carnegie Capital LLC, and provide the months when he was an officer with Heritage Propane Partners. For Mr. Dohery, please specify his activities after he left Kaneb Pipe Line in July 2005. If he retired, please so state.

Hiland Holdings GP, LP Long-Term Incentive Plan, page 138
7. Please include a description of the UDRs that may be granted in tandem with a grant of a restricted unit.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	You may contact Jonathan Duersch at (202) 551-3719 or in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Donna Levy, at (202) 551-3292 or the undersigned at
(202) 551-3685 with any other questions.

							Sincerely,


							Tangela Richter
							Legal Branch Chief

cc: 	via facsimile
      Douglas E. McWilliams, Esq.
      J. Duersh
      D. Levy
Mr. Randy Moeder
Hiland Holdings GP, LP
August 25, 2006
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05